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SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Old Second Bancorp, Inc.
(Name of Subject Company (Issuer))

Old Second Bancorp, Inc.
(Name of Filing Person, the Issuer)

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

680277100
(CUSIP Number of Class of Securities)

William B. Skoglund
President and
Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
 John E. Freechack, Esq.
Robert M. Fleetwood, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$27,625,000	$2,235
*
Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. This calculation assumes the purchase of 650,000 shares of common stock of Old Second Bancorp, Inc. at the tender offer purchase price of $42.50 per share in cash.

☐
Check the box if any part of the fee is offset as provided by Rule 0-1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A	Form or Registration Number: N/A
Filing Party: N/A	Date Filed: N/A
  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to the issuer tender offer of Old Second Bancorp, Inc., a Delaware corporation, to purchase up to 650,000 shares of its common stock, $1.00 par value per share. Old Second Bancorp is offering to purchase these shares at a price of $42.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 20, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. All shares tendered will include the preferred share purchase rights issued pursuant to the Stockholder Rights Agreement, dated as of September 17, 2002, between Old Second Bancorp and The Old Second National Bank of Aurora, as rights agent, and unless the context otherwise requires, all references to shares include the associated preferred share purchase rights. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase, filed herewith as Exhibit (a)(1)(i), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

  (a)
  The name of the subject company is Old Second Bancorp, Inc. The address and telephone number of its principal executive offices are: 37 South River Street, Aurora, Illinois 60506-4172, (630) 892-0202.

  (b)
  The subject securities are common stock, $1.00 par value, of Old Second Bancorp. The number of shares of the subject securities outstanding as of May 9, 2003 is 7,420,505.

  (c)
  Information about the trading market and price of the subject securities under "Section 8. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

  (a)
  The name, business address and telephone number of Old Second Bancorp, the person filing this Schedule TO, are set forth in Item 2(a) above, which information is incorporated herein by reference. Old Second Bancorp, Inc. is the subject company.

    The name and business address of each director and executive officer of Old Second Bancorp are listed below:

Directors and Executive Officers

Walter Alexander Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	Jesse Maberry Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172
Edward Bonifas Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	D. Chet McKee Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172
James E. Benson Chairman of the Board of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	William J. Meyer Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172
J. Douglas Cheatham Chief Financial Officer of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	Gerald Palmer Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172
Marvin Fagel Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	James Schmitz Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172
William Kane Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172	William B. Skoglund President, Chief Executive Officer and Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172
Kenneth Lindgren Director of Old Second Bancorp 37 South River Street Aurora, Illinois 60506-4172

Item 4.    Terms of the Transaction.

(a)-(b)	Information about the terms of the transaction under "Summary Term Sheet," "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Procedure for Tendering Shares," "Section 3. Purpose of the Offer; Certain Effects of the Offer," "Section 4. Withdrawal Rights," "Section 5. Purchase of Shares and Payment of the Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Certain Conditions of the Offer," "Section 11. Source and Amount of Funds" "Section 13. Certain Material Federal Income Tax Consequences," "Section 14. Effect of Offer on the Market for our Shares; Registration under the Securities Exchange Act of 1934," "Section 16. Cancellation, Extension, Termination and Amendment," and "Section 17. Fees and Expenses," of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)	Information under "Section 9. Information about Old Second Bancorp" and "Section 10. Information about our Directors, Executive Officers and Controlling Stockholders" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)-(b)	The information about the purpose of the transaction under "Summary Term Sheet" and "Section 3. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.
(c)	The information about plans or proposals under "Section 9. Information About Old Second Bancorp" and "Section 11. Source and Amount of Funds" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	The information under "Section 11. Source and Amount of Funds" is incorporated herein by reference. The funds for the purchase will be borrowed.
(b)	Not applicable.
(d)	Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)	The information under "Section 10. Information about our Directors, Executive Officers and Controlling Stockholders" is incorporated herein by reference.
(b)	The information under "Section 12. Recent Transactions in our Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        The information under "Summary Term Sheet," "Section 17. Fees and Expenses" and "Section 19. Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

(a)-(b)	Not applicable. The consideration in this offer consists solely of cash. The Offer is not subject to any financing condition and the Offeror is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

        The information under "Section 10. Information about our Directors, Executive Officers and Controlling Stockholders" and "Section 15. Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

(a)(1)	Not applicable.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(b)	None.

Item 12.    Exhibits.

        The following exhibits are submitted herewith:

(a)(1)(i)	Offer to Purchase dated May 20, 2003
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Form of Guidelines for Substitute Form W-9
(a)(1)(iv)	Notice of Guaranteed Delivery
(a)(1)(v)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(vi)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(a)(1)(vii)	Form of letter to stockholders dated May 20, 2003 from the Chairman and the President and Chief Executive Officer of Old Second Bancorp
(a)(1)(viii)	Question and Answers Brochure
(a)(1)(ix)	Press Release
(a)(1)(x)	Instruction form for shares held by brokers, trustees, etc.
(b)(1)	Promissory note made to the benefit of Marshall & Ilsley Bank
(b)(2)	Form of indenture relating to the issuance of trust preferred securities
(d)	None.
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2003

Old Second Bancorp, Inc.
by:	/s/ WILLIAM B. SKOGLUND William B. Skoglund President and Chief Executive Officer

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE